Prospectus Supplement #7	Filed pursuant to Rule 424(b)(3)
(to prospectus dated April 7, 2004)	Registration No. 333-113557

ADAPTEC, INC.
$225,000,000

3/4% Convertible Senior Notes due 2023
and 19,224,203 shares of Common Stock issuable upon conversion of the Notes

        This prospectus supplement relates to the resale by the holders of our 3/4% Convertible Senior Notes due 2023 and 19,224,203 shares of our common stock issuable upon the conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus dated April 7, 2004, which is to be delivered with this prospectus supplement.

        The information in the table appearing under the heading "Selling Securityholders" in the prospectus is amended by the addition of the information appearing in the table below:

	Principal Amount of Notes		Number of Shares of Common Stock
Selling Securityholder(1)	Beneficially Owned and Offered Hereby(1)	Percentage of Notes Outstanding	Beneficially Owned(1)(2)	Offered Hereby	Owned After the Offering
BP Amoco PLC Master Trust (3)	$491,000	*	41,951	41,951	0
Citadel Equity Fund Ltd.†	10,500,000	4.7%	897,129	897,129	0
Hotel Union & Hotel Industry of Hawaii Pension Plan (3)	55,000	*	4,699	4,699	0
Institutional Benchmarks Master Fund Ltd. (3)	688,000	*	58,783	58,783	0
Sphinx Convertible Arb Fund SPC (3)	190,000	*	16,234	16,234	0
SSI Blended Market Neutral L.P. (3)	213,000	*	18,199	18,199	0
SSI Hedged Convertible Market Neutral L.P. (3)	349,000	*	29,819	29,819	0
The City of Southfield Fire & Police Retirement System (3)	2,000	*	171	171	0
Viacom Inc. Pension Plan Master Trust (3)	12,000	*	1,025	1,025	0

* Less than 1%

(†)
The selling securityholder is also a registered broker-dealer. As a result, the staff of the Securities and Exchange Commission has informed us that the selling securityholder will be an "underwriter" within the meaning of the Securities Act.

(1)
Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in supplements if and when necessary.

(2)
Assumes a conversion price of approximately 85.4409 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share interest. However, this conversion price will be subject to adjustment as described under "Description of Notes—Conversion Rights" in the prospectus. As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)
SSI Investment Management has voting and dispositive power over these securities. The principal shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

        Investing in the notes or our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 5 of the prospectus, as well as the "Risk Factors" section included in our recent reports filed with the Securities and Exchange Commission.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is May 12, 2005.